Exhibit 99.2

Sapiens International Corporation N.V.

July 11, 2023

Primary Credit Analyst:

Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Secondary Contact:

Sivan Mesilati, 972-3-7539735 sivan.mesilati@spglobal.com

Please note that this translation was made for convenience purposes and for the company’s use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on July 11, 2023, the Hebrew version shall apply.

Sapiens International Corporation N.V.

Table of Contents

Overview	1

Outlook	1

Downside scenario	2

Upside scenario	2

Base Case Scenario	2

Key Assumptions	2

Key Metrics	2

Company Description	3

Business Risk	3

Financial Risk	4

Liquidity	5

Debt Maturities	6

Covenant Analysis	6

Compliance Expectations	6

Requirements	6

Modifiers	6

Environmental, Social, And Governance	6

ESG Credit Indicators	6

Recovery Analysis	7

Key analytical factors	7

Simulated default assumptions	7

Simplified Waterfall	7

Reconciliation	8

Related Criteria And Research	9

Ratings List	9

i | July 11, 2023	Rating Affirmation

Sapiens International Corporation N.V.

Sapiens International Corporation N.V.

Issuer Credit Affirmed	ilAA-/Stable

Overview

Key Strengths		Key Risks

●	Growth and modernization trends in software solutions for the insurance market.	●	Limited intellectual property rights and R&D capabilities.

●	International geographic diversification.	●	Small revenue base and EBITDA compared with global peers.

●	High barriers to entry underpinned by high software replacement costs and long-term relationships with clients.	●	Exposure to cyber risks.

We expect Sapiens International Corporation N.V. (“Sapiens” or “the Company”) to continue growing in 2023. In the first quarter of 2023, Sapiens presented about 6% revenue growth compared with the first quarter of 2022, after about 3% growth in 2022. Most of the growth was due to the Company’s organic activity, in particular in Europe and North America. In our base case scenario we expect growth to continue this year, with about 4% sales growth in 2023. We believe the Company’s growth is based on its expanding business in Europe, in particular Germany, Austria and the Nordic countries, and in its core segments in the United States, in addition to continued synergy between the companies acquired in the past two years and the Company’s existing products. As a result, we expect the Company’s adjusted EBITDA to increase to about $95 million - $100 million in 2023.

At the same time, we expect Sapiens to maintain its low leverage. This is due to continued repayment of Series B bonds, and taking into account the Company’s cash reserve and short-term bank deposits totaling about $182 million. We estimate that in 2023 the Company’s adjusted debt to EBITDA will be about 1.0x-1.5x, compared to 1.3x in 2022, and that its adjusted FFO (funds from operations) to debt will be 70%-80%. We assume that in the next two years the Company will distribute an annual dividend of about $20 million - $30 million.

Outlook

The stable outlook reflects our assessment that the Company will maintain its position in the software solutions market in North America, EMEA (Europe, Middle East and Africa) and APAC (Asia Pacific). We also expect the Company to maintain its growth, alongside acquisitions of companies in similar or tangent areas, while maintaining stable operating performance. The outlook also reflects our assessment that in the next 12 months the Company will maintain adjusted debt to EBITDA of about 1.0x and adjusted FFO to debt of about 60%, commensurate with the current rating.

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Sapiens International Corporation N.V.

Downside scenario

We may lower the rating if Sapiens’ competitive position is undermined. This could happen if market conditions worsen, leading to a deterioration in the Company’s operating performance and to continued or material decline in profitability. The rating will also come under pressure if Sapiens materially increases its financial debt in order to finance acquisitions or large dividend distributions to shareholders, such that it fails to consistently post an adjusted debt to EBITDA ratio of about 2.0x, or if its liquidity profile weakens.

Upside scenario

We may consider a positive rating action if Sapiens’ business risk profile materially improves, as reflected, inter alia, by a higher market share in its regions of operation, materially improved profitability and a wider client base and product variety compared with peers.

Base Case Scenario

Key Assumptions

●	About 4% sales growth in 2023, due to organic growth, notably in Europe and APAC in life and elementary insurance.

●	R&D expenditures of 12%-13% of total expenses in 2023-2024.

●	Adjusted EBITDA margin of 18%-19% in 2023-2024.

●	Acquisitions of up to $15 million per year in 2023-2024.

●	Dividend distribution of about $20 million - $30 million per year in two semi-annual installments, in accordance with the Company’s dividend distribution policy (about 40% of its non-GAAP net profit).

Key Metrics

Financial Metric	2022A	2023E	2024E

Debt/EBITDA	1.3x	1.0x-1.5x	1.0x-1.5x

FFO/debt	67.6%	75%-85%	75%-85%

A - actual. E - expected.

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Sapiens International Corporation N.V.

Company Description

Sapiens International Corporation N.V. (“Sapiens”) is engaged in the development and marketing of global software solutions for financial markets and in particular for insurance companies, adapted to the segments of general insurance, life insurance and pension, reinsurance, etc. Sapiens has been working with international insurance companies and banks for years, and serves more than 600 insurance companies in North America, Europe, Israel and Asia.

The controlling shareholder (44%) in Sapiens is Formula Systems (1985) Ltd. (“Formula”, ilAA-/Stable) which, through subsidiaries, is engaged in the development, marketing and distribution of software and software tools and the provision of software services for IT systems. The remaining shares are held by the public. The Company’s shares are traded on the Tel Aviv Stock Exchange and on

NASDAQ.

Business Risk

Sapiens’ business risk assessment is supported by the geographical spread of its operations. Sapiens operates in North America, EMEA and APAC. The Company’s markets of operation are characterized by high barriers to entry, underpinned by long-term relationships with clients and by high replacement costs when changing software suppliers.

Sapiens’ global operations have been growing in recent years, mainly due to acquisitions such as U.S.-based Delphi Technology, which provides software solutions for the insurance market with an emphasis on medical malpractice, Nordic Tia Technology, which provides digital software solutions and Sum.Cumo that provides a foothold in the German market.

Figure 1: Geographical distribution (% of revenue)

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Sapiens International Corporation N.V.

On the other hand, we believe Sapiens’ revenues and EBITDA to be small compared with global peers, that benefit from economies of scale allowing them to bear high R&D costs and to make substantial capital investments. Furthermore, the Company has relatively limited intellectual property rights and R&D capabilities compared with global peers, and these are critical to creating barriers to entry and a leading market position. It should also be noted that in the context of intellectual property, the Company is exposed to cyber risks, including the disclosure of confidential information, system failures, etc., which may affect its activities and reputation. However, the Company invests in cyber security and has insurance policies to cover certain types of damages of this kind.

Financial Risk

Sapiens’ financial profile is based on low leverage and maintaining a cash cushion (which includes short-term bank deposits) amounting to about $180 million as of March 31, 2023. We note that despite acquisitions made in recent years, Sapiens’ debt coverage ratio is trending downwards. In 2020, its adjusted debt to EBITDA was about 2.4x, in 2021 it decreased to about 1.7x and in 2022 it continued to decrease to about 1.3x.

In the first quarter of 2023, the Company’s sales grew by about 6% to about $124.8 million, mainly due to organic growth, in Europe and North America in particular. In addition, its operating margin increased to about 18% from about 17.6% mainly following higher offshore ratio and cutting expenses in its various divisions.

In our base case scenario, we assume that sales will grow by about 4% in 2023, due to expected expansions in Europe, in particular Germany, Austria and the Nordic countries, and in its core segments in the United States, and due to continued synergy between acquired companies and the Company’s existing products. As a result, we expect the Company’s adjusted EBITDA to increase to about $95 million - $100 million in 2023. At the same time we expect the Company to maintain its low leverage, thanks to continued repayment of Series B bonds maturities, totaling about $20 million per year. We therefore estimate that in 2023 the Company’s adjusted debt to EBITDA will be about 1.0x-1.5x, and its adjusted FFO to debt will be 70%-80%.

We expect Sapiens to distributed about $20 million -$30 million in dividends this year, and a similar amount next year. This is in accordance with the Company’s dividend distribution policy, according to which it distributes up to 40% of its net income (Non-GAAP).

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Sapiens International Corporation N.V.

Table 1.

Sapiens International Corp. N.V. -- Financial Summary (Mil. $)

Industry Sector: Software & Services

	2022	2021	2020	2019	2018
Revenue	474.7	461.0	382.9	325.7	289.7
EBITDA	92.5	90.9	74.7	58.0	45.5
Funds from operations (FFO)	78.8	78.4	50.5	46.5	39.2
Interest expense	3.6	6.4	6.8	5.7	4.7
Cash interest paid	3.1	5.8	7.9	5.1	3.5
Cash flow from operations	41.5	78.0	58.1	63.1	27.0
Capital expenditure	3.0	3.9	5.4	11.5	1.9
Free operating cash flow (FOCF)	38.5	74.1	52.7	51.6	25.0
Discretionary cash flow (DCF)	(0.0)	53.8	45.7	40.5	15.0
Cash and short-term investments	180.3	210.2	182.6	66.3	64.6
Gross available cash	180.3	210.2	182.6	66.3	64.6
Debt	116.6	151.6	180.2	121.7	108.4
Equity	402.9	408.7	383.7	225.5	202.5
Adjusted ratios
EBITDA margin (%)	19.5	19.7	19.5	17.8	15.7
Return on capital (%)	12.7	10.8	10.7	12.4	8.1
EBITDA interest coverage (x)	25.4	14.3	11.1	10.2	9.8
FFO cash interest coverage (x)	26.7	14.5	7.4	10.0	12.2
Debt/EBITDA (x)	1.3	1.7	2.4	2.1	2.4
FFO/debt (%)	67.6	51.7	28.0	38.2	36.1
Cash flow from operations/debt (%)	35.6	51.4	32.3	51.8	24.9
FOCF/debt (%)	33.1	48.8	29.3	42.4	23.1
DCF/debt (%)	(0.0)	35.5	25.3	33.2	13.8

Liquidity

We assess Sapiens’ liquidity as adequate. We expect the ratio between the Company’s sources and uses will exceed 1.2x in the next 12 months. This assessment reflects the Company’s cash balance, positive operating cash flow, debt maturities, capital expenditure and dividend distributions. At the same time, we estimate that the Company has limited ability to withstand tail risks without refinancing, but we believe it has reasonable access to financial institutions, which mitigates this risk.

Following are the Company’s main sources and uses for the 12 months starting April 1, 2023:

Principal Liquidity Sources		Principal Liquidity Uses

●	About $182 million in cash and cash	●	Debt maturities of about $20 million.
equivalents (including short-term bank
	deposits).	●	Capital expenditure (capex) of about $5 million - $10 million.

●	Cash FFO of about $80 million - $90 million.
		●	Dividend distribution of about $20 million - $30 million.

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Sapiens International Corporation N.V.

Debt Maturities

Year	2023	2024	2025	2026	2027 onwards

Maturities (Mil. $)	19.8	19.8	19.8	19.8	0

Covenant Analysis

Compliance Expectations

As of March 31, 2023, the Company has adequate headroom on its financial covenants, and we estimate that it will maintain this headroom in the medium term.

Requirements

Under the terms of its bonds, the Company must maintain consolidated equity attributable to its shareholders (excluding minority interests) of at least $120 million. It must also maintain a ratio not exceeding 65% between net financial debt and net CAP on a consolidated basis, and a net financial debt to EBITDA ratio not exceeding 5.5x.

Modifiers

Diversification/portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management and governance: Neutral

Comparable ratings analysis: Neutral

Environmental, Social, And Governance

ESG Credit Indicators

ESG factors have an overall neutral influence on our credit analysis of Sapiens International Corporation N.V.

ESG Credit Indicator	E-2	S-2	G-2

ESG factor	Not relevant	Not relevant	Not relevant

ESG credit indicators provide additional disclosure and transparency at the issuer level, and reflect our assessment of the impact of environmental, social and corporate governance factors on our credit rating analysis. ESG indicators are not a credit rating, a sustainability rating or an ESG Evaluation. The factors’ effect is expressed on a scale of 1 to 5, where 1 = positive effect, 2 = neutral, 3 = moderately negative effect, 4 = negative effect, and 5 = very negative effect. For additional information see ESG Credit Indicator Definitions And Application, published on October 13, 2021.

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Sapiens International Corporation N.V.

Recovery Analysis

Key analytical factors

●	We are affirming our ‘ilAA-’ rating, identical to the issuer rating, on Sapiens International Corporation N.V.’s unsecured Series B bonds. The recovery rating for this series is ’3’, reflecting our assessment that in the case of a hypothetical default, the recovery rate would be 50%-70%.

●	Our recovery prospects assessment is constrained to the 50%-70% range despite the simplified waterfall, according to which the value available for unsecured debtors exceeds total unsecured debt, due to our assessment that on the path to default the Company will replace unsecured debt by secured or senior debt.

Simulated default assumptions

●	Simulated year of default: 2028

●	A deep recession in the countries of operation, alongside failed M&A activity and the loss of several significant customers, will significantly hurt the Company’s operating performance.

●	The Company will continue operating as a going concern, an assessment supported by its long-term signed contracts with clients and by the high costs of replacing existing chip suppliers.

Simplified Waterfall

●	EBITDA on emergence: about $15.5 million

●	Industry EBITDA multiple: 6.5x

●	Gross enterprise value as going concern: about $100 million

●	Administrative and operating costs: 5%

●	Enterprise value available for unsecured debt: about $95 million

●	Total unsecured debt: about $50 million

●	Recovery expectations for unsecured debt: 50%-70% (constrained as noted above)

●	Recovery rating for unsecured debt (1 to 6): 3

All debt amounts include six months’ prepetition interest.

7 | July 11, 2023	www.maalot.co.il

Sapiens International Corporation N.V.

Mapping Recovery Percentages To Recovery Ratings

Recovery			Notching above/below
expectations (%)	Description	Recovery rating	issuer rating
100%	Full recovery	1+	+3 notches

90%-100%	Very high recovery	1	+2 notches

70%-90%	Substantial recovery	2	+1 notch

50%-70%	Meaningful recovery	3	0 notches

30%-50%	Average recovery	4	0 notches

10%-30%	Modest recovery	5	-1 notch

0%-10%	Negligible recovery	6	-2 notches

Recovery ratings are capped in certain countries to adjust for reduced creditor recovery prospects in these jurisdictions. Recovery ratings on unsecured debt issues are generally also subject to caps (see Step 6, paragraphs 90-98 of Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016, for further detail). ICR--Issuer credit rating.

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the financial statements which we use to calculate financial ratios. The main adjustment to Sapiens

International Corporation N.V.’s consolidated data for 2022 is the discounting of R&D expenses and their deduction from EBITDA. Cash was not deducted from debt.

Table 2.

Sapiens International Corp. N.V.--Reconciliation Of Reported Amounts With S&P Global Ratings’ Adjusted Amounts (Mil. $) for the Fiscal Year Ended Dec 31, 2022

						S&P Global
						Ratings’	Cash flow
		Shareholders’		Operating	Interest	adjusted	from
	Debt	equity	EBITDA	income	expense	EBITDA	operations
Reported Amounts	79.1	400.5	88.7	66.5	1.4	92.5	43.8

S&P Global Ratings adjustments
Cash taxes paid	--	--	--	--	--	(10.6)	--
Cash interest paid	--	--	--	--	--	(0.9)	--
Reported lease liabilities	37.5	--	--	--	--	--	--
Operating leases	--	--	6.0	2.2	2.2	(2.2)	3.8
Capitalized development costs	--	--	(6.1)	(0.3)	--	--	(6.1)
Share-based compensation expense	--	--	3.8	--	--	--	--
Noncontrolling interest/minority interest	--	2.4	--	--	--	--	--
Total adjustments	37.5	2.4	3.8	2.0	2.2	(13.7)	(2.3)

S&P Global Ratings adjusted amounts

					Interest	Funds from	Cash flow from
	Debt	Equity	EBITDA	EBIT	expense	operations	operations
Adjusted	116.6	402.9	92.5	68.4	3.6	78.8	41.5

8 | July 11, 2023	www.maalot.co.il

Sapiens International Corporation N.V.

Related Criteria And Research

●	Principles Of Credit Ratings, February 16, 2011

●	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012

●	Methodology: Industry Risk, November 19, 2013

●	Country Risk Assessment Methodology And Assumptions, November 19, 2013

●	Corporate Methodology, November 19, 2013

●	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

●	Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016

●	Corporate Methodology: Ratios And Adjustments, April 1, 2019

●	Group Rating Methodology, July 1, 2019

●	Environmental, Social, And Governance Principles In Credit Ratings, October 10, 2021

●	Methodology For National And Regional Scale Credit Ratings, June 8, 2023

●	S&P Global Ratings Definitions, June 9, 2023

Ratings List

		Date when the	Date when the
Sapiens International		rating was first	rating was last
Corporation N.V.	Rating	published	updated
Issuer rating(s)
Long term	ilAA-/Stable	13/08/2017	28/06/2022

Issue rating(s)
Senior Unsecured Debt
Series B	ilAA-	12/09/2017	28/06/2022

Issuer Credit Rating history
Long term
June 28, 2022	ilAA-/Stable
August 13, 2017	ilA+/Stable

Additional details
Time of the event	11/07/2023 14:45
Time when the event was learned of	11/07/2023 14:45
Rating requested by	Issuer

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Sapiens International Corporation N.V.

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